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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             Cheniere Energy, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.003 per share
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                         (Title of Class of Securities)

                                   16411R109
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                                 (CUSIP Number)

                             BSR Investments, Ltd.
                              c/o Don A. Turkleson
                                333 Clay Street
                                   Suite 3400
                           Houston, Texas 77002-4102
                                 (713) 659-1361
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 28, 2001
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                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)
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                                 SCHEDULE 13D
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  CUSIP NO. 16411R109
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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      BSR Investments, Ltd.
      (I.R.S. Identification No. not applicable)
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      WC
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
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                          SOLE VOTING POWER
                     7    Common Stock
     NUMBER OF
                          1,454,495
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8    Common Stock

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9    Common Stock
    REPORTING
                          1,454,495
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10   Common Stock

                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    Common Stock

      1,454,495
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    Common Stock

      11.2%
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      TYPE OF REPORTING PERSON*
14
      CO
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                              (Page 2 of 4 Pages)
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The Schedule 13D is amended to make the following changes to certain items:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (all numbers reflect the 1-for-4 stock split effective October 18, 2000).

Add the following:

     On December 22, 2000, BSR purchased 50,000 Units in a private transaction. A "Unit" consists of one share of Common Stock and a one-sixth warrant to purchase one share of Common Stock with an exercise price of $3.00 per share. The aggregate purchase price for the 50,000 Units purchased by BSR was $100,000, or $2.00 per Unit. BSR acquired the Units with working capital of BSR.

     Between February 20, 2001 and March 1, 2001, BSR purchased 115,000 shares of Common Stock on the open market at $3.00 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. (all numbers reflect the 1-for-4 stock split effective October 18, 2000).

Replace (a) and (b) with the following:

(a) BSR owns of record 1,289,644 shares of Common Stock and presently exercisable warrants to purchase up to 41,667 shares on or before December 31, 2001, 100,000 shares on or before September 15, 2002, 13,750 shares on or before September 30, 2002 and 1,100 shares on or before April 13, 2003, all at an exercise price of $6.00 per share. BSR also owns of record presently exercisable warrants to purchase up to 8,334 shares on or before December 31, 2003 at an exercise price of $3.00 per share. In the aggregate, BSR beneficially owns 1,454,495 shares of Common Stock, representing approximately 11.2% of the issued and outstanding shares of Common Stock, based on information provided in Cheniere's Form 8-A filed on March 2, 2001, that states that Cheniere had 12,797,393 shares of Common Stock issued and outstanding as of February 28, 2001.

     Nicole Souki does not beneficially own any Common Stock (other than in her capacity as an executive officer or director of BSR) and she does not have the right to acquire any Common Stock (other than in her capacity as an executive officer or director of BSR).

(b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,289,644 shares of the Common Stock referred to in paragraph (a). If BSR were to exercise its warrants to purchase Common Stock with respect to all shares, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 1,454,495 shares of Common Stock.

     Nicole Souki does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in her capacity as an executive officer or director of BSR).

                              (Page 3 of 4 Pages)
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Add the following to (c):

     On December 22, 2000, BSR purchased 50,000 Units (which included 50,000 Shares of Common Stock and 8,334 warrants to purchase one share of Common Stock) pursuant to a private transaction.

     Between February 20, 2001 and March 1, 2001, BSR purchased 115,000 shares of Common Stock on the open market at $3.00 per share.

     Other than such transactions, BSR has not effected any transactions in the Common Stock during the past sixty days. Nicole Souki has not effected any transactions in the Common Stock during the past sixty days.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  March 13, 2001.

                             BSR INVESTMENTS, LTD.

                             By:      /s/ NICOLE SOUKI
                                ---------------------------------------
                                 Nicole Souki
                                 President, Secretary and
                                 Chief Financial Officer



     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              (Page 4 of 4 Pages)